Orion Engineered Carbons Announces Expanded roles for Niewiem, Riveros, and Reers

Houston – September 30, 2019 – Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company“ or “Orion”), a worldwide supplier of specialty and high-performance Carbon Black, today announced the following changes in its executive management team:

Pedro Riveros is appointed Senior Vice President Global Rubber Carbon Black and General Manager for the Americas. Mr. Riveros joined Orion in June 2019 and previously held the position of Senior Vice President and General Manager Americas. In his new role, Pedro will be responsible for the Global Rubber Carbon Black product line and all aspects of the Americas region. He will continue to report to CEO Corning Painter.

Sandra Niewiem is appointed Senior Vice President Global Specialty Carbon Black and General Manager for the EMEA Region. Dr. Niewiem joined Orion in December 2013 and previously held the position of Vice President Global Product Management and Business Development Specialty Carbon Black. In her new role, Sandra will be responsible for the Global Specialty Carbon Black product line and all aspects of the EMEA region. She will continue to report to Corning Painter.

Michael Reers is appointed Chief Administration Officer. Mr. Reers joined Orion in September 2012 and previously held the position of Senior Vice President and Group Controller. In his new role, Michael will be globally responsible for Information Technology and Carbon Black Oil procurement. He will report to Corning Painter.

“These leaders have demonstrated excellent capabilities and a bias for action,” said Mr. Painter. “In their new roles they can further expand their contributions to Orion and our valued customers.”

Erik Thiry, formerly Senior Vice President Rubber Carbon Black, has left the Company to pursue other business interests.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion group produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information please visit the Orion website www.orioncarbons.com.

Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com